UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 3, 2002

3DLABS INC., LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Reid Hall
Hamilton HM11, Bermuda

(Address of principal executive offices)

Not Applicable

(I.R.S. employer identification number)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82-    N/A

News Release

FOR IMMEDIATE RELEASE

Press Contact:	Product Contact:

Kimberley A. Stowe Senior PR Manager (408) 530-4784 kims@3dlabs.com	Neil Trevett Senior Vice President (408) 205-9447 neil.trevett@3dlabs.com

Investor Relations Contact:

Lillian Armstrong Managing Director, LHA 415-433-3777 larmstrong@lhai.com

3Dlabs Introduces Breakthrough
Visual Processing Architecture

Scalable, programmable architecture accelerates advanced rendering techniques for stunning image realism; Board shipments using new Visual Processor Unit to commence in third quarter 2002

Sunnyvale, CA – May 3, 2002 – 3Dlabs®, Inc. Ltd. (NASDAQ:TDDD) today announced a ground-breaking “Visual Processing Architecture” that combines the architectural strengths and programmability of general-purpose CPUs with extreme levels of hardware parallelism. This architecture, which has been in development for the past two years and has significant patents pending, enables advanced software rendering techniques to be accelerated in real time to produce interactive imagery with stunning levels of realism. 3Dlabs expects to ship board-level products based on the first Visual Processing Unit (VPU), a chip codenamed the P10, during the third quarter of 2002.

“3Dlabs is changing the rules of the graphics industry with its Visual Processing Architecture. VPUs are capable of accelerating algorithms that are simply not executable on traditional graphics GPUs,” said Jon Peddie, president of Jon Peddie Research, a leading graphics and multimedia consultancy. “3Dlabs will be able to use the flexibility of the P10 VPU to not only deliver a compelling product that competes head-to-head with existing graphics boards, but also to fundamentally change what people expect from graphics hardware.”

3Dlabs intends to use the highly scalable Visual Processing Architecture in a variety of VPUs that are ideally suited to a range of market segments. Professional workstation graphics users are expected to have access to Visual Processing accelerators that offer impressive OpenGL® workstation application performance at very affordable prices. Gaming enthusiasts are anticipated to find VPU versions that lead in next-generation DirectX shader performance, enhancing this Christmas season’s must-have titles. Digital photographers and video editors are expected to use VPU-enabled boards to accelerate the latest Adobe® Photoshop® filters and Premiere® effects.

“The confluence of high-level shading languages such as OpenGL 2.0 and upcoming versions of DirectX, combined with 3Dlabs’ VPUs, will enable new classes of visual applications,” said Neil Trevett, senior vice president of market development at 3Dlabs. “The ability to take complex shading algorithms, like those used to create realistic film animations, and accelerate them on highly parallel Visual Processors is a major step towards interactive visual realism. This is an advance the industry has been working towards for over 20 years.”

3Dlabs’ Visual Processing Architecture implements an optimized graphics pipeline, replacing previously inflexible pipeline stages with highly programmable SIMD (single instruction, multiple data) processor arrays. The P10 VPU combines over 200 SIMD processors throughout its geometry, texture and pixel processing pipeline stages to deliver over 170Gflops and one TeraOp of programmable graphics performance together with a full 256-bit DDR memory interface for up to 20GBytes/sec of memory bandwidth.

3Dlabs’ Visual Processing Architecture avoids the increasingly difficult-to-program collection of arbitrary functional units found in today’s more limited GPUs. Instead, 3Dlabs provides application developers a clean, orthogonal, compiler-friendly architecture that implements many CPU-like architectural innovations. These include:

•	A virtual memory subsystem, where all memory accesses are mapped into a full 16GB virtual address space, enabling P10-based boards to break through the limitations of on-board graphics memory;

•	A multi-threaded command processor that enables P10 to effectively act as multiple virtual VPUs, providing stutter-free visual processing for many simultaneous threads and applications;

•	Programmable units that support complex operations – including subroutines and loops – that allow application developers to implement a huge palette of visual effects.

3Dlabs has supplied pre-production P10 hardware and prototype DirectX 9 and OpenGL 2.0 drivers to leading-edge application developers. In addition to running all of today’s workstation and mainstream 2D and 3D programs, new applications are expected to soon emerge that use advanced techniques including, but certainly not limited to:

•	Real-time wavelet-based geometry and texture decompression engines that enable reduction in the size of terrain models up to 100 fold;

•	Ray-casting engines for visualizing volumetric medical data sets in real-time; and

•	Back-end photo-realistic renderers producing stunning imagery that, for the first time, can be accelerated in hardware.

Boards based on P10 VPUs will ship with 3Dlabs’ custom Windows® drivers, widely acknowledged as the most reliable in the industry, and are planned to support current and upcoming versions of DirectX and OpenGL application program interfaces (APIs).

About 3Dlabs
3Dlabs is a pioneer in graphics technology and supplies graphics accelerator solutions to professionals in Computer Aided Design (CAD), Digital Content Creation (DCC), and visual simulation markets. Its award-winning Oxygen and Wildcat graphics are available in the industry’s top OEM workstations, to the channel through an international distributor/reseller network, and directly to end-users at 3Dlabs’ online store. For more information on 3Dlabs, visit www.3dlabs.com.

Forward Looking Statements
Various matters set forth in this press release, such as statements relating to the expected benefits and performance of 3Dlabs’ P10 VPU and Visual Processing Architecture are forward looking statements. These statements are subject to risks and uncertainties including without limitation, 3Dlabs’ ability to manufacture, produce and deliver P10 graphics accelerators in a timely, cost-effective and commercially-viable manner; the impact and pricing of competitive products; the introduction of alternative technological advances and other risks detailed from time-to-time in 3Dlabs’ SEC reports.

3Dlabs, Oxygen and Wildcat are trademarks or registered trademarks of 3Dlabs Ltd., 3Dlabs Inc., Ltd., or 3Dlabs Inc. in the
United States and/or other countries. Adobe PhotoShop and Premiere are registered trademarks of Adobe Systems Incorporated.
OpenGL is a registered trademark of SGI Inc. Microsoft and Windows are registered trademarks of Microsoft. All other trademarks are the properties of their respective owners.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

3DLABS INC., LTD.

	By:	/s/ Hildy Shandell

Hildy Shandell Chief Financial Officer

Dated: May 3, 2002

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